EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 6, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

SIGNIFICANT EVENT

Telefónica Móviles, S.A., subsidiary of Telefónica, S.A., hereby informs, as additional information to the significant event issued on March 7th, 2002, that the Company and all the shareholders of the Mexican entity Pegaso Telecomunicaciones, S.A. de C.V. ("Pegaso PCS") have executed the definitive contracts for the acquisition by Telefónica Móviles, S.A. of approximately 65% of the capital stock of Pegaso PCS.

The final closing of the transaction is subject to obtaining the necessary approvals from the Mexican authorities.

The amount to be paid by Telefónica Móviles, S.A. for the 65% of Pegaso PCS is US$ 87 million. The total value of Pegaso PCS has been fixed in US$ 1.360 billion, including the financial debt, other non financial liabilities and the value of the equity of the company. From the total financial debt of Pegaso PCS which amounts US$ 1.127 billion, US$ 603 million consists of long-term credits provided by the vendors of the company. These amounts may vary depending on certain adjustments, provided however that the maximum amount of US$ 1.360 billion may not be increased.

Telefónica Móviles, S.A. and the Pegaso Group (the Mexican shareholder which will remain in the shareholding of Pegaso PCS) will assume the obligation of carrying out a capital increase in Pegaso PCS for a minimum amount of approximately US$ 326 million and a maximum amount of up to approximately US$ 488 million, 65% of which will be subscribed by Telefónica Móviles, S.A.

Subsequently, the companies currently owned by Telefónica Móviles, S.A. in the north of Mexico and Pegaso PCS would be integrated in a newly-formed entity. For this purpose, both groups have agreed the respective valuations of the contributions that imply that Telefónica Móviles, S.A. will own between 90% and 92% of the equity of such newly-formed entity, depending on the definitive amount of the aforesaid capital increase in Pegaso PCS. The Pegaso Group would own the remaining percentage.

Madrid, May 6th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: May 6, 2002

By: ______________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors